

November 23, 2022

Lei Chen
Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

      Re: Pinduoduo Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Response dated October 12, 2022
          File No. 001-38591

Dear Lei Chen:

      We have reviewed your October 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Financial Information Related to Our VIE, page 9

1.   We acknowledge your response to comment 2 and note from your prior response that you did not present the WFOE column separately because you determined that Pinduoduo Inc. is the primary beneficiary, not the WFOE. While we do not conclude on your identification of the primary beneficiary, we believe that, in light of the fact that the WFOE receives the returns from the VIE, separate presentation of the WFOE in the consolidating schedule would provide investors with meaningful information about the economic relationship between the VIE and the WFOE, and the WFOE and its Cayman Islands parent, Pinduoduo Inc. Please revise to present the WFOE in a separate column, and present intercompany transactions in separate line items.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 50</u>

2.   We note your response to comment 3 and reissue comment in part. Please discuss the impact of pricing changes on your revenues. For example, you present average transaction services revenue as a percentage of GMV increased from 0.35% in 2020 to 0.58% in 2021. Please clarify if the changes in prices attributed to such an increase.

<u>Item 4. Information on the Company</u>
<u>Business Overview</u>
<u>Regulation, page 62</u>

3.   We note your response to comment 1. Please also discuss the regulations applicable to you in Hong Kong. Currently, your disclosure discusses the regulations that affect your business and operations in China, excluding Hong Kong. Please refer to Item 4(B)(8) of Form 20-F.

<u>General</u>

4.   We note your response to comment 8. Please confirm that in future filings you will disclose that you do not have cash management policies that dictate how funds are transferred among the referenced constituents of the company.

        You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Yuting Wu